UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Consolidated-Tomoka Land Co.
(Name of Issuer)
Common Stock $1.00 par value
(Title of Class of Securities)
210226106
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	210226106	Page	2	of	6

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person (entities only). PICO Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

California

	5.	Sole Voting Power

Number of		310,000 shares

Shares	6.	Shared Voting Power
Beneficially
Owned by		None

Each	7.	Sole Dispositive Power
Reporting
Person		310,000 shares

With:	8.	Shared Dispositive Power

None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

310,000 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

5.41%

12.	Type of Reporting Person (See Instructions)

Parent Holding Company/Control Person (HC)

Page	3	of	6
Item 1.
(a)	Name of Issuer:

Consolidated-Tomoka Land Co.

(b)	Address of Issuer’s Principal Executive Offices:

1530 Cornerstone Boulevard Suite 100 Daytona Beach, FL 32117
Item 2.
(a)	Name of Person Filing:

PICO Holdings, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

875 Prospect Street, Suite 301 La Jolla, CA 92037

(c)	Citizenship:

California

(d)	Title of Class of Securities:

Common Stock, $1.00 par value

(e)	CUSIP Number:

210226106
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3 (a) (6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3 (a) (19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1 (b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1 (b) (1) (ii) (F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1 (b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1 (b) (1) (ii) (J);

Page	4	of	6
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

310,000 shares

(b)	Percent of Class:

5.41%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

310,000 shares

(ii)	Shared power to vote or to direct the vote:

0 shares

(iii)	Sole power to dispose or to direct the disposition of:

310,000 shares

(iv)	Shared power to dispose or to direct the disposition of:

0 shares
Item 5. Ownership of Five Percent or Less of a Class:
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
PICO Holdings, Inc. is filing the Schedule 13G pursuant to Rule 13d-1(b) (1) (ii) (G) as indicated under Item 3 (g). The relevant subsidiaries are identified in Exhibit 1 attached hereto.
Item 8. Identification and Classification of Members of the Group:
Not applicable
Item 9. Notice of Dissolution of Group:
Not applicable
Item 10. Certification:

Page	5	of	6
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2009	PICO Holdings, Inc.
	By:	/s/ James F. Mosier
James F. Mosier
General Counsel and Secretary

Page	6	of	6

EXHIBIT 1
IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES

Name of Subsidiary Acquiring Common Stock Being Reported On	Classification

Citation Insurance Company — holder of record of 113,900 of the shares of Common Stock being reported on	Insurance Company (IC)

Physicians Insurance Company of Ohio — holder of record of 196,100 of the shares of Common Stock being reported on	Insurance Company (IC)